November 13, 2012

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	David L. Orlic, Special Counsel

Re:	CSR plc

Schedule TO-I

Filed October 29, 2012

File No. 005-85151

Dear Mr. Orlic:

CSR plc (“we” or the “Company”) submits this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 7, 2012 relating to the Company’s Tender Offer Statement on Schedule TO, filed October 29, 2012 (the “Schedule TO”). For your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response. All capitalized terms used but not defined herein have the meanings ascribed to such terms in the Company’s Circular to Shareholders and ADS Holders, dated October 29, 2012 (the “Circular”), which was filed as Exhibit (a)(1)(i) to the Schedule TO.

In addition, we are concurrently filing via EDGAR Amendment No. 1 to the Schedule TO (“Amendment No. 1”). Amendment No. 1 as filed via EDGAR reflects the Company’s responses to the Staff’s comments.

General

1. Please provide a summary term sheet, including the minimum and maximum number of shares that may be purchased in the offer. See Item 1001 of Regulation M-A.

In response to the Staff’s comment, we have amended the Letter from the Chairman of CSR plc (the “Chairman’s Letter”) commencing on page 8 of the Circular to disclose the minimum and maximum number of shares that may be purchased in the offer. We respectfully advise the Staff that we believe that the remainder of the information required by Item 1001 of

Securities and Exchange Commission

November 13, 2012

Regulation M-A is currently set forth in the Chairman’s Letter. We have also amended the title of Part II of the Circular in its entirety to read “Letter from the Chairman of CSR plc / Summary Term Sheet” and have incorporated Part II of the Circular by reference in Item 1 of the Schedule TO.

2. Please file the tender agency agreement as an exhibit to your Schedule TO. See Items 1005(e) and 1016(d) of Regulation M-A and Item 12 of Schedule TO.

In response to the Staff’s comment, we have filed the tender agency agreement with Amendment No. 1 as Exhibit (a)(1)(viii).

3.	Please clarify when the escrow account will be funded. In pre-filing conferences, we understood that this would occur prior to launch.

We supplementally advise the Staff that the required funds are to be wired to the escrow account no later than November 29, 2012 prior to 3:00 p.m. (UK time). We note that, under the terms of the Option Agreement, the Company has contractually agreed with the Counterparty Bank that it will wire such funds by such date.

4.	Please clarify the manner in which ordinary shares not represented by ADSs will be accepted for payment. See Item 1004(a)(1)(viii) of Regulation M-A.

We respectfully advise the Staff that the manner in which Ordinary Shares not represented by ADSs will be accepted for payment is set forth in Sections 2.2 through 2.18 of Part IV of the Circular. We respectfully note that the first paragraph under “Notice for US Shareholders and ADS Holders” on page 6 of the Circular directs holders of Ordinary Shares who are located in the United States to the instructions set out in Part IV of the Circular.

Terms and Conditions of the Tender Offer, page 19

5.	The lead-in to subsection 2.1(d) provides that, prior to expiration, the Counterparty Bank can terminate the offer if it is “unlikely” that certain events will occur immediately after expiration. In order for a security holder to be able to verify that a condition has been satisfied, a condition must be based on objective criteria. Please revise to include an objective standard for the determination of whether these conditions have been satisfied.

In response to the Staff’s comment, we have revised the final paragraph of subsection 2.1 to clarify that any decision by the Company or the Counterparty Bank, as applicable, shall be made in the reasonable opinion of such person.

Securities and Exchange Commission

November 13, 2012

Overseas Shareholders, page 32

6.	Subsection 6.4 appears inconsistent with Rule 13e-4(f)(8)(i), which provides that your offer must be open to all holders of subject securities, including foreign persons. Prohibitions on the use of mails, means, instrumentalities or facilities of specified jurisdictions would effectively preclude participation in the offer by persons residing in those jurisdictions. Please revise to eliminate these restrictions.

In response to the Staff’s comment, we have amended subsection 6.4 to eliminate the prohibition on the use of mails, means, instrumentalities or facilities of Australia, Canada or Japan by persons receiving the tender offer documents. As amended, subsection 6.4 reads as follows:

“Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should not distribute, send or mail them in or into Australia, Canada or Japan.”

In addition, we have amended subsection 6.3 to make a conforming change consistent with the foregoing.

In addition to the aforementioned responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments will not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Securities and Exchange Commission

November 13, 2012

Please direct your questions or comments to Steven V. Bernard at (650) 320-4658 (sbernard@wsgr.com) or Adam Dolinko at (408) 392-8410 (Adam.Dolinko@csr.com). Thank you for your assistance.

Sincerely,

CSR plc

/s/ Will Gardiner
Will Gardiner
Chief Financial Officer

cc:	Adam R. Dolinko, CSR plc

Brett N. Gladden, CSR plc

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati

Bradley L. Finkelstein, Wilson Sonsini Goodrich & Rosati

William Underhill, Slaughter and May

Jennifer Schneck, Ashurst LLP